                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of June 30, 1999

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada H4M 2V2

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                       Form 20 F [X]     Form 40 F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

                             Yes [ ]      No [X]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION


                                                    /s/ Roy Wolvin
                                           --------------------------------
Date: Aug. 9, 1999                                   (Registrant)

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the second quarter of 1999.

APPOINTMENTS

In May, Nymox announced the appointment of Hon. W. David Angus, Q.C. as Non-Executive Chairman and a member of the Corporation's Board of Directors.
Mr. Angus is a member of the Senate of Canada, serving on the Standing Committee on Banking, Trade and Commerce. He is also a senior partner at the Montreal office of Stikeman, Elliott, Canada's global law firm, and a director of several other Canadian corporations and charitable organizations, including Air Canada, AON Reed Stenhouse Inc., Eastern Canada Towing Ltd. and the McGill University Health Center.

Nymox also announced the appointment of Hans Black, M.D. as a member of the Board of Directors. Dr. Black has a doctorate in medicine from McGill University, and is Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill universities.

Nymox also announced that Dr. Colin Bier will assist in Regulatory Affairs. Dr. Bier has served on the Nymox Board of Directors for over three years. Dr. Bier brings to Nymox extensive knowledge and expertise in regulatory affairs. He has a long and distinguished career as a research director, regulatory expert and consultant, and pharmaceutical executive.

In June, the Company announced two important new scientific appointments. Dr. Sandra Tanner joined Nymox as Senior Scientist. Dr. Tanner received her Ph.D. in Biological Sciences and has done advanced neuroscientific work with brain proteins at the National Institute of Health in Bethesda for the last six years. Dr. Jay Murthy took charge of the Nymox U.S. Clinical Reference Laboratory. Dr. Murthy earned his Ph.D. in neurochemistry. Dr. Murthy is certified by the American Board of Clinical Chemistry, the American Society of Clinical Pathologists, the National Registry and is a Fellow of the National Academy of Clinical Biochemistry and the American Association of Clinical Chemistry, and has been associated with the George Washington University School of Medicine and the Children's National Medical Center in Washington for the past decade. Dr. Murthy has numerous important publications in top peer-reviewed journals in clinical chemistry and clinical biochemistry.

MARKETING

On June 17, Nymox announced that it had signed an agreement with the Laboratorio de Investigacoes Diagnosticas (LID) in Brazil to provide the AD7C(TM) urine test from the LID in Brazil. LID is a major clinical reference laboratory in Brazil, which provides extensive laboratory services, with ten clinical laboratories throughout Brazil including Sao Paolo and Rio de Janeiro.

On June 22, Nymox announced that it had developed a dramatically improved new urine test for Alzheimer's disease ("AD"). The new Nymox "7C-Gold" test is in a format that can easily be packaged for global mass distribution.

The new patented "7C-Gold" test uses special gold particles in a liquid phase system. The test will be manufactured in a format that requires no special expertise to execute and that will provide rapid results that are easy to read. The test has been designed for widespread use, in the doctor's office or in the clinical lab setting. The Company has not yet announced projected dates for introduction of the new test to the market, but it is expected to be available for sale in many parts of the world in 1999.

The new technological breakthrough is the outcome of a strategic collaboration in 1999 between Nymox's new head office assay development team led by Dr. Paul Averback and Dr. Colin Bier, and an expert team from Serex, Inc. (Maywood,
New Jersey), led by Dr. Judith Fitzpatrick. The new technology utilizes materials licensed by Nymox from Harvard University, The Massachusetts General Hospital, and the Research Center at Rhode Island Hospital and Brown University School of Medicine, and is based on the fundamental research discoveries and worldwide patents licensed to Nymox from the prestigious laboratories of Dr. Jack Wands and Dr. Suzanne de la Monte.

On June 29, Nymox announced that it had signed a letter of agreement with Healthchoice Community Health Care Systems, Inc. of Florida to provide the AD7C(TM) urine test for the members of this large Florida HMO. The reimbursement agreement for AD7C(TM) will include the Healthchoice PPO, Healthchoice Select Commercial HMO, Healthchoice One, Healthchoice Plus, Prudential/Healthchoice HMO, Healthchoice Cares and Senior Care.

FINANCIAL RESULTS

Sales revenues for the period ended June 30, 1999 increased to CAN$68,539 compared to CAN$29,384 for the same period in 1998, The increase is attributable to the launch of the AD7C(TM) urine test. Net losses amounted to CAN$733,732 for the period ending June 30, 1999, or CAN$0.036 per share, compared to CAN$1,592,013, or CAN$0.082 per share, for the same period in 1998 (or US$0.025 per share compared to US$0.056 per share for the same period in 1998).

Research & Development expenses in the second quarter of 1999 were CAN$327,464 compared to CAN$645,638 for the same period last year. Marketing expenses during this period were CAN$205,437, compared to CAN$678,864 for the second quarter last year. General and Administrative expenses were CAN$298,984 in the second quarter of 1999 compared to CAN$335,609 for the same period last year. Management is extremely pleased with its successful efforts in the second quarter (loss of US$0.025 per share) of moving toward the goal of cashflow neutrality.


Paul Averback MD - President
August 9, 1999

                      Consolidated Financial Statements of
                                  (Unaudited)

                        NYMOX PHARMACEUTICAL CORPORATION

                   Periods ended June 30, 1999, 1998 and 1997

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997

FINANCIAL STATEMENTS

     Consolidated Balance Sheets ..........................        1

     Consolidated Statements of Earnings ..................        2

     Consolidated Statements of Deficit ...................        3

     Consolidated Statements of Cash Flows ................        4

     Notes to Consolidated Financial Statements ...........        5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 1999 and 1998, with comparative figures as at December 31, 1998 (in Canadian dollars)

                                            June 30,     June 30,    December 31,
                                              1999         1998          1998
                                          -----------   -----------  ------------
                                          (Unaudited)   (Unaudited)    (Audited)
Assets

Current assets:
   Cash                                    $1,469,431    $2,980,030    $  714,298
   Short-term investments                     262,350     2,896,925     2,113,907
   Accrued interest                            16,819        89,775        46,082
   Accounts receivable                         64,488            --        74,653
   Notes receivable                           264,448        82,000       273,995
   Research tax credits receivable              7,644       155,347         5,778
   Other receivables                           20,231        55,545        43,028
   Receivable from a financial institution         --            --       637,500
   Prepaid expenses                           146,300        13,115            --
                                           ----------    ----------    ----------
                                            2,251,711     6,272,737     3,909,241

Capital assets                              1,619,631     1,559,554     1,846,979
                                           ----------    ----------    ----------
                                           $3,871,342    $7,832,291    $5,756,220
                                           ==========    ==========    ==========

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and
   accrued liabilities                    $    88,503   $   158,239   $   434,440

Shareholders' equity:
   Capital stock                           23,767,980    21,831,103    23,011,556
   Deficit                                (19,985,141)  (14,157,051)  (17,689,776)
                                           ----------    ----------    ----------
                                            3,782,839     7,674,052     5,321,780
                                           ----------    ----------    ----------
                                          $ 3,871,342   $ 7,832,291   $ 5,756,220
                                          ===========   ===========   ===========

See accompanying notes to unaudited consolidated financial statement   s.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in Canadian dollars)

                                              Three months ended June 30,                Six months ended June 30,
                                     ----------------------------------------    -----------------------------------------
                                         1999          1998           1997           1999           1998           1997
                                    -----------    -----------    -----------    -----------    -----------    -----------
Revenues:
   Service fees                     $    68,539    $    29,384    $    18,919    $   151,492    $    33,373    $    18,919
   Interest                               8,896         85,875         17,251         25,892         98,626         21,478
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                         77,435        115,259         36,170        177,384        131,999         40,397

Expenses:
   Research and development             329,330        648,985        430,164        851,318      1,274,182      1,013,079
   Less investment tax credits           (1,866)        (3,347)       (32,000)        (1,866)        (5,347)       (98,000)
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                        327,464        645,638        398,164        849,452      1,268,835        915,079
   General, administrative and
     cost of sales                      298,984        335,609        274,863        775,550        474,906        393,138
   Marketing                            205,437        678,864        612,547        764,219      1,667,997      1,072,127
   Depreciation and amortization         44,781         44,451         40,415         97,125         86,571         78,947
   Interest and bank charges              1,880          2,710          2,264          3,207          4,576          5,761
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                        878,546      1,707,272      1,328,253      2,489,553      3,502,885      2,465,052

Gain on disposal of capital assets       67,379             --             --         67,379             --             --
                                    -----------    -----------    -----------    -----------    -----------    -----------
Net loss                            $  (733,732)   $(1,592,013)   $(1,292,083)   $(2,244,790)   $(3,370,886)   $(2,424,655)
                                    ===========    ===========    ===========    ===========    ===========    ===========
Loss per share                      $     (0.04)   $     (0.08)   $     (0.07)   $     (0.11)   $     (0.18)   $     (0.13)
                                    -----------    -----------    -----------    -----------    -----------    -----------
Weighted average number of common
     shares outstanding              19,837,354     19,383,390     18,135,172     19,799,854     19,052,938     18,033,270
                                    ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in Canadian dollars)

                                      Three months ended June 30,                     Six months ended June 30,
                               -----------------------------------------      -----------------------------------------
                                    1999           1998          1997            1999            1998           1997
                               ------------   ------------   -----------      ------------   ------------   -----------
Deficit, beginning of period   $(19,251,409)  $(12,565,038)  $(6,605,282)     $(17,689,776)  $(10,703,165)  $(5,472,710)

Net loss                           (733,732)    (1,592,013)   (1,292,083)       (2,244,790)    (3,370,886)   (2,424,655)

Share issue costs                        --             --      (110,000)          (50,575)       (83,000)     (110,000)
                               ------------   ------------   -----------      ------------   ------------   -----------
Deficit, end of period         $(19,985,141)  $(14,157,051)  $(8,007,365)     $(19,985,141)  $(14,157,051)  $(8,007,365)
                               ============   ============   ===========      ============   ============   ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in  Canadian dollars)

                                            Three months ended June 30,                       Six months ended June 30,
                                   -------------------------------------------     -------------------------------------------
                                       1999            1998            1997            1999            1998            1997
                                   -----------     -----------     -----------     -----------     -----------     -----------
Cash provided by (used in):

Operations:
    Net loss                       $  (733,732)    $(1,592,013)    $(1,292,083)    $(2,244,790)    $(3,370,886)    $(2,424,655)
    Items not involving cash:
         Depreciation and
         amortization                   44,781          44,451          40,415          97,125          86,571          78,947
         Gain on disposal of
         capital assets                (67,379)             --              --         (67,379)             --              --
    Net change in non-cash
    operating working
    capital items                     (248,883)        603,870         (89,369)        190,044        (290,883)       (166,675)
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                   $(1,005,213)       (943,692)     (1,341,037)     (2,025,000)     (3,575,198)     (2,512,383)

Financing:
    Issuance of capital stock          223,925       3,833,357       4,533,213         756,425       7,474,471       4,549,463
    Share issue costs                       --              --        (110,000)        (50,575)        (83,000)       (110,000)
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                       223,925       3,833,357       4,423,213         705,850       7,391,471       4,439,463

Investment:
    Additions to capital assets         (9,715)        (40,777)       (152,939)        (69,674)       (226,663)       (215,036)
    Proceeds on disposal of
    capital assets                     292,400              --              --         292,400              --              --
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                       282,685         (40,777)       (152,939)        222,726        (226,663)       (215,036)

(Decrease) increase in cash
and short-term investments            (498,603)      2,848,888       2,929,237      (1,096,424)      3,589,610       1,712,044

Cash and short-term
investments, beginning
of period                            2,230,384       3,028,067       1,289,734       2,828,205       2,287,345       2,506,927
                                   -----------     -----------     -----------     -----------     -----------     -----------
Cash and short-term
investment, end of period          $ 1,731,781     $ 5,876,955     $ 4,218,971     $ 1,731,781     $ 5,876,955     $ 4,218,971
                                   ===========     ===========     ===========     ===========     ===========     ===========
Supplemental disclosure to
statements of cash flows:
    Income taxes paid              $        --     $        --     $        --     $       --      $        --     $        --
    Interest paid                        1,880           2,710           2,264           3,207           4,576           5,761
                                   ===========     ===========     ===========     ===========     ===========     ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in Canadian dollars)

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital. Management is confident that it will be able to obtain the continued financial support of its shareholders and/or new external financing to pursue its development.

The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock
Market.

1. BASIS OF PRESENTATION:

    (a)  Consolidation:

    The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

    (b)  Interim financial statements:

    The unaudited consolidated balance sheets as at June 30, 1999 and 1998 and the unaudited consolidated statements of earnings, deficit and cash flows for the periods ended June 30, 1999, 1998 and 1997 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in Canadian dollars)

2.   CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

                                           Three months ended June 30,                         Six months ended June 30,
                                   --------------------------------------------     ----------------------------------------------
                                      1999           1998            1997              1999            1998             1997
                                   ----------     -----------     -----------      -----------     ------------     ------------
Net loss, Canadian GAAP             $(733,732)    $(1,592,013)    $(1,292,083)     $(2,244,790)     $(3,370,886)     $(2,424,655)
Adjustments:
     Amortization of patents          (19,656)        (15,276)        (13,761)         (39,170)         (29,989)         (23,631)
                                    ---------     -----------     -----------      -----------      -----------      -----------
     Net loss, US GAAP              $(753,388)    $(1,607,289)    $(1,305,844)     $(2,283,960)     $(3,400,875)     $(2,448,286)
                                    =========     ===========     ============     ===========      ===========      ===========
     Loss per share, US GAAP        $   (0.04)    $     (0.08)    $     (0.07)     $     (0.12)     $     (0.18)     $     (0.13)
                                    =========     ===========     ===========      ===========      ===========      ===========

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with US GAAP is as follows:

                                                                                              June 30,
                                                                                     --------------------------     December 31,
                                                                                        1999            1998            1998
                                                                                     ----------      ----------     ------------
Shareholders' equity, Canadian GAAP                                                  $3,782,839      $7,674,052       $5,321,780

Adjustments:
     (i)   Amortization of patents:
           Cumulative effect to beginning
             of the period                                                             (255,216)       (180,139)        (180,139)
           Current period                                                               (39,170)        (29,989)         (75,077)
                                                                                     ----------       ---------       ----------
                                                                                       (294,386)       (210,128)        (255,216)

     (ii)  Stock-based compensation:
           Cumulative effect to beginning
             of period                                                               (1,148,500)       (742,000)        (742,000)
           Current period                                                                    --              --         (406,500)
                                                                                     ----------      ----------       ----------

                                                                                     (1,148,500)       (742,000)      (1,148,500)
                                                                                     ----------      ----------       ----------
           Increase in deficit                                                       (1,442,886)       (952,128)      (1,403,716)
                                                                                     ----------      ----------       ----------
Shareholders' equity, US GAAP                                                        $2,339,953      $6,721,924       $3,918,064
                                                                                     ==========      ==========       ==========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 1999, 1998 and 1997
(in Canadian dollars)

3.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                          United
                                         Canada           States
                                      -----------       -----------
Revenues:
     1999                             $    25,867       $   151,517
     1998                                  98,626            33,373
     1997                                  21,478            18,919

Net loss:
     1999                              (1,324,459)         (920,331)
     1998                              (1,466,043)       (1,904,843)
     1997                              (1,287,629)       (1,137,026)

Identifiable assets:
     June 30, 1999                      3,126,949           744,393
     June 30, 1998                      7,248,451           583,840
     December 31, 1998                  4,940,335           815,885
                                      ===========       ===========
